Press Release

Ahold Supervisory Board
sees Benno Hoogendoorn
resign on medical advice

Zaandam, The Netherlands, September 29, 2005 -- Ahold today announced that Supervisory Board member Benno Hoogendoorn has resigned from the Board on medical advice. Hoogendoorn, 60, joined the Ahold Supervisory Board on May 18, 2005 and is stepping down with immediate effect.

"Although Benno was a member of our Supervisory Board for only four months, he made a solid contribution to the decision-making processes within the Selection and Appointment Committee and as chairman of the Remuneration Committee," said Anders Moberg, President & CEO. "We are grateful to Benno for his commitment to our company and wish him a speedy recovery."

                                                                         2005037

Ahold Press Office: +31 (0)75 659 5720

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